FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-37723

Enel Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enel Chile S.A. (the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s Registration Statement on Form F-3 (Registration No. 333-223044), as amended.

Exhibits

1.1	Underwriting Agreement dated June 7, 2018, by and among the Company and BBVA Securities Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc. and Scotia Capital (USA) Inc., as representatives of the several Underwriters named therein.

4.3	Indenture, dated as of June 12, 2018, by and between the Company and The Bank of New York Mellon, as trustee.

4.4	Form of debt securities included in Exhibit 4.5 as Exhibit A.

4.5	First Supplemental Indenture, dated as of June 12, 2018, by and between the Company and The Bank of New York Mellon, as trustee.

5.1	Opinion of Carey y Cía. Ltda.

5.2	Opinion of Winston & Strawn LLP.

23.1	Consent of Carey y Cía. Ltda., contained in its opinion filed as Exhibit 5.1 to this Report on Form 6-K.

23.2	Consent of Winston & Strawn LLP, contained in its opinion filed as Exhibit 5.2 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By:	/s/ Nicola Cotugno
	Name:	Nicola Cotugno
	Title:	Chief Executive Officer

Date: June 12, 2018